77K: Changes in registrant's certifying accountant

The registrant's certifying accountant, Deloitte & Touche LLP, resigned effective June 30, 2004 because it failed to qualify as independent as a result of the merger between Bank One Corporation ("Bank One") and JPMorgan Chase & Co. that occurred on July 1, 2004. Bank One is the parent of Bank One Investment Advisors Corporation, a 49% owner of Pacholder and Company, LLC, the registrant's investment advisor.